UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Changes in Petrobras’ Board of Directors

Rio de Janeiro, January 14, 2019 - Petróleo Brasileiro SA - Petrobras informs that it has received communication from its controlling shareholder, as assured by Petrobras By-Laws and Brazilian legislation, with the nomination of three new members to the Petrobras Board of Directors, Eduardo Bacellar Leal Ferreira, John Milne Albuquerque Forman and João Cox.

These indications will be subject to Petrobras’ corporate governance procedures, including the respective conformity and integrity analyzes necessary for the company’s succession process, and forwarded to the Nominating, Compensation and Succession Committee, and deliberation by the Board of Directors and, later, by the General Shareholders’ Meeting.

Leal Ferreira is a Fleet Admiral and was Commander of the Brazilian Navy until January 2018, having therefore reached the top of his career. In addition to the Naval School, Leal Ferreira received top-level training at the Naval War School in Brazil, at the Chile Naval War Academy, and at the Annapolis Naval Academy in the USA. Prior to being Commander of the Brazilian Navy, he held several important positions in the force, being Chief of Staff of the Navy and Commander-in-Chief of the Squadron.

Leal Ferreira has been trained and had his leadership, management and strategic vision capabilities tested and perfected over many years of experience. He was appointed by our controlling shareholder to hold the Presidency of the Board of Directors.

Forman holds a degree in geology and a Master of Science in Geology from the Stanford University, California, USA. He was a Professor of the Geology School of the Federal University of Rio de Janeiro (UFRJ), and was Head of the Department of Economic Geology and Mines of the Institute of Geosciences of UFRJ and member of the Scientific and Technological Council of the Brazilian National Council for Scientific and Technological Development (CNPQ).

Throughout his career, he received several honors, respectively, granted by the Brazilian Association of Petroleum Geologists, the Brazilian Society of Geology, the Ministry of Science and Technology, the Ministry of Mines and Energy, the Ministry of Foreign Affairs, the Brazilian Navy and UFRJ.

Considered one of the leading Brazilian specialists in Geology and Energy, Forman has held several executive positions in the private sector and government agencies.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

He was President of Unipar, President of Nuclebrás, Director of the National Petroleum, Gas and Biofuels Agency (ANP) and director of several other companies. He was a member of the Board of Directors of private and state-owned companies in the petrochemical and energy industry.

Cox is an economist and holds a degree in petrochemicals economics from the University of Oxford, UK. He has a successful career as an executive, having been CEO of Telemig Celular and CEO of Claro, among other prominent positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Tim Brasil, where he is Chairman of the Board, Tim Participações, Embraer, Linx and Braskem.

The three appointed members are expected to replace Luiz Nelson Carvalho, Francisco Petros and Durval José Soledade Santos on Petrobras’ Board of Directors. Carvalho and Petros filed a resignation request on January 1, 2019, while the resignation of Soledade was received today and is effective as of February 4, 2019.

Petrobras appreciates the valuable contribution of directors Carvalho, Petros and Soledade for its restructuring. Soledade will continue to collaborate with the company as an external member of the Minority Committee and the Statutory Audit Committee of the Petrobras Conglomerate.

The new composition of the Board of Directors, after approval of the nominations, will maintain the minimum percentage of 40% of independent members, in strict compliance with the Company’s By-Laws.

Chairman Roberto Castello Branco commented on the changes: “In the recent past, solid corporate governance has been built and rigorous standards of integrity and compliance have been established, which will be preserved and if necessary reinforced. It was a cycle that ended. A new era begins with a long-term strategic vision and goal of generating value for shareholders and for Brazil. The changes in Petrobras’ management reflect the new orientation”.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer